Constantine Yun Jr.

Email: CPO@boseco.coffee Mobile number: +44 7491 395276
LinkedIn: https://www.linkedin.com/in/kostiantynyun/

EDUCATION

Bayes Business School *London, United Kingdom (2018 - 2021)*

Course: BSc in Banking and International Finance

Hurtwood House School *Surrey, United Kingdom (2016 - 2018)*

A-Levels: Economics, Mathematics, Media Studies

WORK EXPERIENCE

'Boseco Inc.' *(Coffee Company)* *(April 2018 - July 2021)*

Role: Co-founder & Chief Product Officer

'Magpie' *(Reselling Company)* *(Summer 2019)*

Role: Administrative Assistant

'Skoro LLC' *(Transferable Clothing Company)* *(Summer 2017)*

Role: Project development assistant